December 4, 2006
Mr. Jorge Bonilla
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Audible, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2005
   Forms 10-Q for Fiscal Quarters Ended March 31, 2006,
   June 30, 2006 and September 30, 2006
   File No. 000-26529

Dear Mr. Bonilla:

Set forth below please find the Company’s responses to the comments in the Comment Letter dated November 27, 2006.  For ease of reference, each comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

Comment 1:

Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Critical Accounting Policies, page 22
Revenue Recognition, page 22

Please, tell us how you considered the interpretive guidance in FR-72 for your Critical Accounting Policies disclosures relating to your estimation of revenue when using the proportional performance method based on content delivery. For instance, the disclosures should discuss the factors used to arrive at the estimate, how accurate the estimate/assumption has been in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please, advise us if you plan to expand your disclosures in future filings and how.

Response:

The Company respectfully notes the Staff’s comment and has considered the guidance in FR-72. The Company understands that FR-72 clarifies the SEC’s expectations regarding MD&A discussions of several topics including critical accounting policies. The Company has interpreted FR-72 to suggest that companies comprehensively discuss the basis for estimates that they use in policies and how those estimates can be materially impacted by additional factors.

Regarding the revenue recognition policy addressed in the question, the Company does not rely on estimates to calculate revenue from its AudibleListener customers who subscribe to monthly or annual membership plans that were introduced in December 2005. The Company bases its revenue calculations for these plans on the actual usage of audio credits using the lesser of cumulative straight-line or proportional performance by it customers.

Let us elaborate this statement with an example. The Company recognizes revenue for the membership plans using the lesser of cumulative straight-line or proportional performance over the membership period. Cumulative straight-line revenue is calculated as the membership price amortized over the term of the membership. Proportional performance revenue is calculated using the actual number of audio credits redeemed by a customer (actual content delivery occurs upon redemption) multiplied by the derived cash value per audio credit. For example, assume a customer pays $120 for an annual membership on September 15, 2006 and receives 12 audio credits upfront and the customer uses 1 credit during September. As of September 30, 2006, cumulative straight-line revenue is $5.26 ($120*16/365) and proportional performance revenue is $10.00 ($120/12 credits*1 credit redeemed). Therefore, as of September 30, 2006, the Company would recognize $5.26, the lesser of the two amounts. Continuing with the same scenario, if the customer has not redeemed any additional credits during October, as of October 31, 2006, cumulative straight-line revenue is $15.45 ($120*47/365) and proportional performance revenue is $10.00 ($120/12 credits*1 credit redeemed). Therefore, as of October 31, 2006, cumulative revenue to recognize would be $10.00, the lesser of the cumulative straight-line or proportional performance. The Company would recognize $4.74 in October, which would represent $10.00 less the $5.26 previously recognized (in September). In November, the customer redeemed 5 credits. As of November 30, 2006, cumulative straight-line revenue is $25.32 ($120*77/365) and proportional performance revenue is $60.00 ($120/12 credits*6 credit redeemed). Therefore, as of November 30, 2006, cumulative revenue to recognize would be $25.32, the lesser of the cumulative straight-line or proportional performance. The Company would recognize $15.32 in November, which would represent $25.32 less the $10.00 previously recognized ($5.26 in September and the $4.74 in October). If no audio credits are ever redeemed, no revenue would be recognized until the credits expire.

Further, while there is no estimation involved with the calculation of straight-line or proportional performance itself, because the revenue recognition model for the new membership plans is dependent on customer usage patterns (rather than solely straight-line as with our legacy membership plans), this creates less predictability of revenue (and more uncertainty), and the Company believes that it has appropriately applied the guidance in FR-72 by describing how the revenue recognition model for the new membership plans “may result in a decrease in revenue or slower revenue growth than we experienced in prior periods because the customer has a longer period of time to use their audio credits”.

Comment 2:

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition
Content and Services, page F-11

Please, refer to the third paragraph of your disclosures relating to revenue recognition policies. In relation to the new AudibleListener membership plans, we note that revenue is being recognized using the lesser of straight-line or proportional performance (based on content delivery) over the maximum membership period. To the extent that customers are “rolling over” their audio credits, it would appear that revenue would not be realizable until services have been rendered, or audio credits are used by the customer. Explain to us how the straight-line method is an appropriate accounting treatment in accounting for such revenue.

Response:

The Company respectfully notes the Staff’s comment on its revenue recognition model. The Company does not recognize revenue using the cumulative straight-line method but rather recognizes revenue for the membership plans using the lesser of cumulative straight-line or proportional performance over the membership period. Cumulative straight-line revenue is calculated as the membership price amortized over the term of the membership and proportional performance revenue is calculated using the actual number of audio credits redeemed by a customer (for actual content delivery) multiplied by the derived cash value per audio credit. At time of redemption, audio content is delivered and therefore all services related to the audio credit have been rendered. Since the Company recognizes revenue based on the lesser of cumulative straight-line or proportional performance, the Company has ensured that revenue recognized is only for services which have been delivered for either method of calculation. It should be further noted that this is calculated on a customer by customer basis in determining total revenue. Please to refer to Response 1 above for an example of this calculation.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your inquiry and the time you and your staff have dedicated to helping improve the information the Company includes in its public filings. Please contact William H. Mitchell, Chief Financial Officer, at (973) 837-2702 if you have any questions.

Sincerely,

/s/ William H. Mitchell
William H. Mitchell
Chief Financial Officer
Cc:  Yolanda Crittendon
    Edwin Martin
    Anthony Nash
    Julia Levich